Exhibit 99.2

KAZIA ANNUAL GENERAL MEETING

16 NOVEMBER 2022

CHAIRMAN’S ADDRESS

Ladies and Gentlemen,

On behalf of the Board of Directors, welcome to the 2022 Annual General Meeting for Kazia Therapeutics Limited. I am grateful that we are able to return to a live format this year, and to have the opportunity to reconnect with shareholders in person.

I will say from the outset that this past year has been one of the most challenging, not only for our industry but particularly for Kazia. We have seen a rapid and very substantial contraction of equity investment in life sciences, which has greatly depressed valuations across the sector and the few financing transactions that have occurred have generally taken place on arduous terms, with the majority of companies having to rely upon the support of existing shareholders to see them through this period of turbulence.

Against this backcloth of turbulence, Kazia has had to deal with a number of additional challenges, none more than the untimely but mandatory disclosure by the Company of an ambiguous update on the GBM Agile trial, which led to an immediate 50% one day fall in the share price. In addition, the Company has been overly reliant on its ATM facility for funding, which has been a point of concern for some shareholders. We recognise the need to restore this instrument to its intended place – an occasional tool to strengthen the balance sheet opportunistically, but not a primary source of funding.

Nevertheless, the notion that a company with two high-quality clinical stage assets, boasting a wealth of positive data from almost a dozen clinical trials, could trade at a market capitalization of less than 20 million Australian dollars would have been unthinkable eighteen months ago. As a shareholder myself, I can fully appreciate the extent to which this situation tests the nerve of our members. The complex, technical progress of drug development is difficult, whereas the day-to-day movements of a share price are readily visible and appear straightforward. It is easy for short-term fluctuations in the latter to eclipse the underlying bedrock of scientific achievement and commercial opportunity.

Let me then take this opportunity to restate the fundamentals of our company.

We have two world-class oncology drugs in our pipeline. They were invented by two of the most successful companies in the industry, and entrusted to us on competitive commercial terms because this team was judged to know how to develop them. We have gone on to initiate eleven clinical trials at some of the premier cancer research centres in the world, with the collaboration of some of the leading global experts in the field. So compelling is the science, that many of these institutions have made substantial in-kind and even financial contributions to the work, and we have benefited from many millions of dollars of competitive grant funding.

This year alone, we have presented ten data read-outs at international scientific conferences. Every one of these data read-outs has been positive, and several have been little short of remarkable. The US FDA has awarded two special designations to our lead program, paxalisib. As of today, we are managing clinical research activity across nine clinical trials in eight countries, with a team comprising just eight full-time employees. Approximately eighty cents out of every dollar that we spend is invested in progressing our pipeline.

The news that paxalisib would not graduate to the second stage of the GBM AGILE trial in August was an unwelcome surprise. I will not reiterate here the reasons why we believe this event may have lesser implications than the market has assumed. I will simply point out that the study remains ongoing, with all patients continuing on paxalisib or in follow-up according to the protocol. The paxalisib arm has not been declared futile, nor has it been terminated due to any concern over safety. We are completely blinded to data, which continues to mature on a daily basis as patients proceed through the study. We expect to see first and final data from the study in the second half of 2023, and there is every chance that this data will support a marketing authorisation for paxalisib in glioblastoma.

Regardless of the eventual outcome of the GBM AGILE trial, there are many other ways for us to win with paxalisib. Over the past several years, we have carefully deployed a broad clinical trial program, partly to expand the field of opportunity for the drug, and partly to hedge against risks such as this. That work is already paying off, with stellar data in brain metastases and growing excitement around childhood brain cancer emerging as just two of the most promising paths forward for paxalisib.

I would argue therefore that the movements in the share price this year do not reflect any part of the underlying reality of the company. At times, share prices are driven more by abstract sentiment than by any objective consideration of science and economics.

The primary tasks for the Board and management of Kazia, as we head into 2023, are to reconnect the company with investors, to reaffirm the enormous value of our pipeline, and to restore some sensible valuation to our stock. Those tasks are summarised in the plan that has been described by the CEO, and work is already underway. I am entirely confident that, by executing carefully and patiently on our plans, we will return our company to its rightful standing.

Kazia has been through difficult times before, but I can assure you that we have the experience, the commitment, and the resolve to see the job through. Quite simply, there is too much at stake to do otherwise.

I will conclude by once again thanking my fellow directors, our CEO, Dr James Garner, and his management team for their hard work throughout the year, despite a challenging backdrop. It is a testament both to the value of our pipeline and the professionalism of our team that sentiment within Kazia remains entirely positive and forward-looking.

Finally, I wish to thank you, our shareholders, for your continuing support of the company. It has not been the easiest twelve months to be an investor in Kazia. However, you remain invested in a company with enormous potential, and your Board will leave no stone unturned to ensure that this potential is realised and recognised.

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